As filed with the Securities and Exchange Commission on March 23, 2006

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact name of Registrant as specified in its charter)

The Republic of South Africa
(State or Other Jurisdiction of Incorporation or Organization)

Not Applicable
(I.R.S. Employer Identification Number)

---

11 Diagonal Street
Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (11) 637-6000
(Address and Telephone Number of Registrant's Principal Executive Offices)

AngloGold Ashanti North America Inc.
7400 East Orchard Road, Suite 350
Greenwood Village, CO 80111
Tel: +1 (303) 889-0700
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Richard J.B. Price
Shearman & Sterling LLP
9 Appold Street
London EC2A 2AP, England
Tel: +44 (20) 7655-5000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

_____

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/Proposed Maximum Offering Price Per Unit/Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, debt securities, warrants and rights to purchase ordinary shares	Indeterminate[1]	$0[2]

(1) An indeterminate aggregate initial offering price or number of the securities of each identified class is being registered as may from time to time be offered at indeterminate prices. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities or that are issued in units or represented by depositary shares.

(2) In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee, except for $55,200 that has already been paid with respect to $600,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-101891, and were not sold thereunder.

PROSPECTUS



AngloGold Ashanti Limited

This prospectus offers:

Ordinary Shares, par value 25 South African cents, of AngloGold Ashanti Limited
in the form of Ordinary Shares or American Depositary Shares

Debt Securities of AngloGold Ashanti Limited

Warrants to Purchase Ordinary Shares of AngloGold Ashanti Limited

Rights to Purchase Ordinary Shares of AngloGold Ashanti Limited

————————————

We will provide the specific terms of the securities that may be offered, and the manner in which they are being offered, in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information," before investing in our securities. The amount and price of the offered securities will be determined at the time of the offering. This prospectus may be used by a selling securityholder, which may include Anglo South Africa Capital (Proprietary) Limited or other selling securityholders, to sell securities from time to time.

Our American depositary shares, or ADSs, each representing one ordinary share, are listed on the New York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Limited under the symbol "ANG", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana Stock Exchange where our shares are quoted under the symbol "AGA", each representing one-hundredth of an ordinary share and in the form of Ghanaian Depositary Shares under the symbol "AADS" and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol "ANG".

Investing in these securities involves risks. See "Risk Factors" starting on page 12 of our Form 20-F for the year ended December 31, 2005, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 23, 2006.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the United States Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Limited, the London Stock Exchange, Euronext Paris, the Ghanaian Stock Exchange and the Australian Stock Exchange.

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file with the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. We incorporate by reference our annual report on Form 20-F for the year ended December 31, 2005 (our "Form 20-F").

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus. This prospectus is part of a registration statement filed with the SEC.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

Upon written or oral request, we will provide to any person, at no cost to such person, including any beneficial owner to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such a request by writing or telephoning us at the following address or telephone number:

AngloGold Ashanti Americas Incorporated
509 Madison Avenue
Suite 1914
New York, New York 10022
Telephone: (800) 417 9255 or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections of future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business. You should consider any forward-looking statements in light of the risks and uncertainties described in the information contained or incorporated by reference in this prospectus. See "Where You Can Find More Information". We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the future events described in this prospectus may not occur.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the laws of South Africa. All except one of our directors and officers, and the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by Taback & Associates (Pty) Limited, our South African counsel, that there is doubt as to the enforceability in South Africa, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated on the US federal securities laws.

THE COMPANY

We are headquartered in Johannesburg, South Africa and are a global gold company with a diversified portfolio of assets in many gold producing regions. Our 21 operations comprising open-pit and underground mines are located in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. We also undertake greenfields exploration activities in other regions including the Democratic Republic of Congo, Colombia, Alaska, the Philippines, Russia, China and Laos.

We (formerly AngloGold Limited) (Registration number 1944/017354/06) were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operate under the South African Companies Act 61 of 1973, as amended. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited ("Ashanti") and changed our name to AngloGold Ashanti Limited on the same day. Our principal executive office is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Year Ended December 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Ratio of earnings to fixed charges	1:1	20:1	16:1	1:1	$(232)m:$96m[1]

[1] In 2005, we had a deficiency of earnings to fixed charges.

We computed the ratio of earnings to fixed charges by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, and the deficiency, if any, of earnings available to cover fixed charges, we have calculated earnings by adding (i) pre-tax income from continuing operations before income from affiliates, tax and minorities; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees (dividends received); and (v) our share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges. Interest capitalized, preference security divided requirements of consolidated subsidiaries, and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges were subtracted from the total of the added items to give earnings. For the purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, of earnings available to cover fixed charges, fixed charges consist of the total of (i) interest expensed; (ii) interest capitalized; (iii) amortized premiums, discounts and capitalized expenses related to indebtedness; (iv) estimates of interest within rental expense; and (v) preference security divided requirements of consolidated subsidiaries.

REASONS FOR THE OFFERING AND USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we will add the net proceeds from our sale of the securities under this prospectus to our general funds and will use them for funding any potential future acquisitions, working capital, project development, capital expenditures and general corporate purposes. In addition, we may apply the proceeds of such sale to the reduction of our short-term and other indebtedness as may be described in a prospectus supplement.

We may designate a specific allocation of the net proceeds of an offering of securities by us to a specific purpose, if any, at the time of the offering and will describe any allocation in the related prospectus supplement.

PROSPECTUS SUPPLEMENT

This prospectus provides you with a general description of the securities that may be offered. Unless the context otherwise requires, we will refer to the ordinary shares, ADSs, debt securities, warrants and rights as the "offered securities". Each time offered securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. Accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

The prospectus supplement to be attached to the front of this prospectus will describe the terms of the offering, including the amount and more detailed terms of offered securities, the initial public offering price, the price paid for the offered securities, net proceeds to us or a selling securityholder, the expenses of the offering, the terms of offers and sales outside of the United States, if any, our capitalization, the nature of the plan of distribution, the terms of any rights offering, including the subscription price for ordinary shares, record date, ex-rights date and exercise period, the other specific terms related to the offering, and any US federal income tax consequences and South African tax considerations applicable to the offered securities.

For more detail on the terms of the offered securities, you should read the exhibits filed with our registration statement on Form F-3 (Registration No. 333-101891), as well as the registration statement on Form F-6 (Registration No. 333-14066) relating to the ADSs.

SOUTH AFRICAN RESERVE BANK APPROVAL

The issuance of securities under this prospectus may be subject to the approval of the South African Reserve Bank. We do not expect any material difficulty in obtaining any necessary approvals.

DESCRIPTION OF ORDINARY SHARES AND ADSs

For a description of our ordinary shares and ADSs, including the rights and obligations attached thereto, please refer to Item 10 of our Form 20-F, incorporated by reference herein.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities in one or more distinct series. Most of the financial terms and other specific terms of any series of debt securities that we offer will be described in a prospectus supplement to be attached to the front of this prospectus. Since the terms of specific debt securities may differ from the general information we have provided below, you should rely on information in the prospectus supplement that contradicts the general information set forth below.

As required by United States federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an "indenture". An indenture is a contract between us and a financial institution acting as trustee on your behalf. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under "Events of Default" on page 12. Second, the trustee performs certain administrative duties for us.

We will issue debt securities under an indenture, as supplemented from time to time (the "debt indenture"), to be entered into between us and The Bank of New York as trustee (the "debt trustee").

The term "trustee" refers to the debt trustee. We will refer to the debt indenture as the "indenture". The indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended.

As this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed the form of the indenture as exhibit 4.1 to Registration Statement No. 333-101891 (renumbered as Exhibit 4.2 in this registration statement).

General

The debt securities offered by this prospectus will not be limited and the indenture will not limit the amount of debt securities that may be issued under it. The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement and any debt securities issuable upon the exercise of debt warrants or upon conversion or exchange of debt securities, as well as other unsecured debt securities, may be issued under the indenture in one or more series.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered including:

- the designation or title of the series of debt securities;
- the total principal amount of the series of debt securities;
- the percentage of the principal amount at which the series of debt securities will be offered;
- the date or dates on which principal will be payable;
- the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
- the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
- the terms for redemption, extension or early repayment, if any;
- the currencies in which the series of debt securities are issued and payable;
- the provision for any sinking fund;
- any additional restrictive covenants;
- any additional events of default;
- whether the series of debt securities are issuable in certificated form;
- any provisions modifying the defeasance and covenant defeasance provisions;
- any special tax implications, including provisions for original issue discount;
- any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
- whether the debt securities are subject to subordination and the terms of such subordination;

- whether the debt securities are guaranteed and the terms of such guarantee;

- the place or places of payment, transfer, conversion and/or exchange of the debt securities;

- whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts, and the terms of this option;

- any provisions granting special rights to the holders of the debt securities upon the occurrence of specific events; and

- any other terms.

The debt securities will be our unsecured obligations. Unless the debt securities are subject to subordination as specified in the prospectus supplement and related supplemental indenture, debt securities will rank equally with our other unsecured and unsubordinated indebtedness. If subordinated, debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our unsecured and unsubordinated indebtedness, subject to the terms of subordination to be set forth in the prospectus supplement and the supplemental indenture.

Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the "securities". The indenture also provides that there may be more than one trustee, each with respect to one or more different series of securities. See "Resignation of Trustee" on page 16. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term "securities" means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to those series of securities for which it is trustee. If two or more trustees are acting under the indenture, then the securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue securities with terms different from those of securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of securities and issue additional securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Payment of Additional Amounts with Respect to the Debt Securities

Unless otherwise indicated in our prospectus supplement, we will pay all amounts of principal of, and any premium and interest on, any debt securities, without deduction or withholding for any taxes, assessments or other charges imposed by the government of South Africa or the government of a jurisdiction in which a successor to us is organized. If deduction or withholding of any of these charges is required by South Africa or by a jurisdiction in which a successor to us is organized, we will pay as additional interest any additional amounts necessary to make the net amount paid to the affected holders equal the amount the holders would have received in the absence of the deduction or withholding. However, these "additional amounts" will not include:

- the amount of any tax, assessment or other governmental charge imposed by any government of any jurisdiction other than South Africa (including any unit of the federal or a state government of the United States);

- the amount of any tax, assessment or other governmental charge that is only payable because either:

- a type of connection exists between the holder and South Africa; or

- the holder presented the debt security for payment more than 30 days after the date on which the relevant payment becomes due or was provided for, whichever is later;

- any estate, inheritance, gift, sale, transfer, personal property or similar tax, duty, assessment or other governmental charge;

- the amount of any tax, assessment or other governmental charge that is payable other than by deduction or withholding from a payment on the debt securities;

- the amount of any tax, assessment or other governmental charge that is imposed or withheld due to the beneficial owner of the debt security failing to accurately comply with a request from us to either provide information concerning the beneficial owner's nationality, residence or identity or make any claim to satisfy any information or reporting requirement, if the completion of either would have provided an exemption from the applicable governmental charge;

- any withholding or deduction required pursuant to any European Union directive on the taxation of savings; or

- any combination of the taxes, assessments or other governmental charges described above.

The prospectus supplement will describe any additional circumstances under which additional amounts will not be paid with respect to guaranteed debt securities.

Optional Tax Redemption

Unless otherwise indicated in your prospectus supplement, except in the case of debt securities that have a variable rate of interest and that may be redeemed on any interest payment date, we may redeem each series of debt securities at our option in whole but not in part at any time, if:

- we would be required to pay additional amounts, as a result of any change in the tax laws of South Africa that becomes effective on or after the date of issuance of that series, as explained above under "Payment of Additional Amounts with Respect to the Debt Securities", or

- there is a change in any treaty affecting taxation to which South Africa (or a jurisdiction in which a successor to us is organized) is a party, this change becomes effective on or after a date on which one of our affiliates borrows money from us, and because of the change this affiliate would be required to deduct or withhold tax on payments to us to enable us to make any payment of principal, premium, if any, or interest.

Except in the case of outstanding original issue discount debt securities, which may be redeemed at the redemption price specified by the terms of that series of debt securities, the redemption price will be equal to the principal amount plus accrued interest to the date of redemption.

In both of these cases, however, we will not be permitted to redeem a series of debt securities if we can avoid either the payment of additional amounts, or deductions or withholding, as the case may be, by using reasonable measures available to us.

Additional Mechanics

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in "certificated" form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry form only represented by global securities.

We also will have the option of issuing debt securities in non-registered form as bearer securities if we issue the securities outside the United States to non-US persons. In that case, the prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series, and for receiving notices. The prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable US tax law requirements.

Holders of Registered Debt Securities

Book-Entry Holders. We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders. In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in "street name". Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor holds a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders. Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders. If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

- how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

Global Securities

What is a Global Security? As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security that we issue in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations when a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

- An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

- An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "Holders of Registered Debt Securities" above;

- An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are not permitted by law to own securities in book-entry form;

- An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

- The depositary requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security;

- Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors under "Holders of Registered Debt Securities" above.

The special situations for termination of a global security are as follows:

- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 120 days;

- if we notify the trustee that we wish to terminate that global security;

- if an Event of Default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default"; or

- if any other condition specified in our prospectus supplement occurs.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the direct holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee's records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the "regular record date". Because we will pay all the interest for an interest period to the holders on the regular record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called "accrued interest".

Payments on Global Securities. We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants, as described under "Global Securities – What Is a Global Security?".

Payments on Certificated Securities. We will make payments on a debt security in non-global certificated form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders, against surrender of the debt security. All payments by check will be made in next-day funds, that is funds that become available on the day after the check is cashed.

Alternatively, if a certificated security has a face amount of at least $10,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment when Offices Are Closed. If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS ON THEIR DEBT SECURITIES.

Events of Default

You will have special rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

What Is an Event of Default? The term "Event of Default" in respect of the debt securities of your series means any of the following:

- We do not pay the principal of, or any premium on, a debt security of the series on its due date;
- We do not pay interest on a debt security of the series within 30 days of its due date;
- We do not deposit any sinking fund payment in respect of debt securities of the series on its due date;
- We remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of that series;
- We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur; or
- Any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

- You must give your trustee written notice that an Event of Default has occurred and remains uncured;

- The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

- The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

- The holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee a direction inconsistent with the above notice.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

- the payment of principal, any premium or interest; and

- in respect of a covenant that cannot be modified or amended without the consent of each holder.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

- Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for the debt securities;

- The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described on page 12 under "Events of Default – What Is an Event of Default?". A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;

- We must deliver certain certificates and documents to the trustee; and

- We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued under the indenture.

Changes Requiring Your Approval. First, there are changes that we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

- change the stated maturity of the principal of or interest on a debt security;

- reduce any amounts due on a debt security;

- reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

- adversely affect any right of repayment at the holder's option;

- change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

- impair your right to sue for payment;

- adversely affect any right to convert or exchange a debt security in accordance with its terms;

- reduce the percentage of holders of debt securities whose consent is needed to modify or amend the applicable indenture;

- reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the applicable indenture or to waive certain defaults;

- modify any other aspect of the provisions of the applicable indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

- change any obligation to pay additional amounts, as explained above under "Payment of Additional Amounts with Respect to the Debt Securities".

Changes Not Requiring Approval. The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Nor do we need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval. Any other change to the indenture and the debt securities would require the following approval:

- If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series;

- If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in the indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under "Changes Requiring Your Approval".

Further Details Concerning Voting. We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding securities of those series on the record date, and the vote or other action must be taken within eleven months following the record date. Unless otherwise specified in the prospectus supplement or supplemental indenture, the holder of a debt security will be entitled to one vote for each $1,000 principal amount of the debt security that is outstanding and held by it. Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance — Full Defeasance".

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance. Under current US federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which a particular series was issued. This is called "covenant defeasance". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having cash and US government securities set aside in trust to repay your debt securities. In order to achieve covenant defeasance, we must do the following:

- We must deposit in trust for the benefit of all holders of the debt securities of the particular series a combination of cash and US government or US government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

- The "covenant defeasance" must not otherwise result in a breach of the indenture or any of our other material agreements;

- No Event of Default must have occurred and remain uncured; and

- We must deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there is a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance. If there is a change in US federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called "full defeasance") if we put in place the following arrangements for you to be repaid:

- We must deposit in trust for the benefit of all holders of the debt securities of the particular series a combination of cash and US government or US government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

- The "full defeasance" must not otherwise result in a breach of the indenture or any of our other material agreements;

- No Event of Default must have occurred and remain uncured; and

- We must deliver to the trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current US federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

Form, Exchange and Transfer of Registered Securities

If registered debt securities cease to be issued in global form, they will be issued:

- only in fully registered certificated form;

- without interest coupons; and

- unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Limitation on Liens

We covenant in the debt indenture that we will not, nor will we permit any "Restricted Subsidiary" to, incur, assume or guarantee any debt if the debt is secured by any mortgage, security interest, pledge, lien or other encumbrance (collectively, a "lien" or "liens") upon any "Principal Property" of ours or any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the applicable indenture or thereafter acquired, without effectively securing the securities issued under the indenture equally and ratably with or prior to this debt. Please see further below for definitions of "Restricted Subsidiary" and "Principal Property".

This lien restriction will not apply to, among other things:

- liens already existing at the time of our first issuance of debt securities under the indenture;

- liens on property, shares of stock or indebtedness of any corporation existing at the time it becomes a Restricted Subsidiary;

- liens on any property acquired, constructed or improved after the date of the indenture that are created or assumed before or within 12 months after the acquisition, construction or improvement to secure or provide for the payment of all or any part of the purchase price or cost of construction or improvement incurred after the date of the indenture, or existing liens on property acquired after the date of the indenture, so long as these liens do not apply to any Principal Property already owned by us or a Restricted Subsidiary other than any previously unimproved real property;

- liens on any Principal Property imposed to secure or provide for the payment of costs of exploration, drilling, development, operation, construction, alteration, repair, improvement or rehabilitation, if they are created or assumed before or within 12 months after completion of these activities;

- liens securing debt owed by a Restricted Subsidiary to us or to another Restricted Subsidiary;

- existing liens on any property, shares of stock or indebtedness acquired from a corporation merged with or into, or substantially all of the assets of which are acquired by us or a Restricted Subsidiary;

- certain deposits or pledges of assets;

- liens in favor of governmental bodies to secure partial, progress, advance or other payments under any contract or statute or to secure indebtedness incurred to finance all or any part of the purchase price or cost of constructing or improving the property subject to these liens, including liens to secure tax exempt pollution control revenue bonds;

- liens on property acquired by us or a Restricted Subsidiary through the exercise of rights arising out of defaults on receivables acquired in the ordinary course of business;

- certain other liens (including judgment liens in which the finality of the judgment is being contested in good faith) not related to the borrowing of money;

- liens for the sole purpose of extending, renewing or replacing debt secured by the permitted liens listed here, subject to certain limitations;

- liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can be paid without penalty after they are due, or which are being contested in good faith; landlord's liens on leased property; and other similar liens which do not, in our opinion, materially impair the use of that property in the operation of our business or the business of a Restricted Subsidiary or the value of that property for the purposes of that business;

- any sale of receivables that is reflected as secured indebtedness on a balance sheet prepared in accordance with international financial reporting standards;

- liens on margin stock owned by us and Restricted Subsidiaries to the extent this margin stock exceeds 25% of the fair market value of the sum of the Principal Property of ours and the Restricted Subsidiaries plus the shares of stock (including margin stock) and indebtedness incurred by the Restricted Subsidiaries;

- liens over assets for the purpose of securing financing for construction and development of a project such as a mining venture, which we usually call "project finance";

- liens related to any margin or collateral delivered or provided in connection with metal transactions;

- any mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest kept by the seller in a property we acquire, and any sale by us to another person of a mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest;

- any lien created to secure our portion of someone else's expenses to develop or conduct operations with respect to mineral resources on a property in which we or one of our Restricted Subsidiaries has an interest; and

- any lien to secure the performance of our obligations to others who jointly hold an interest in property with us.

In addition, the general lien restriction does not apply to debt secured by a lien, if the debt, together with all other debt secured by liens (not including permitted liens described above) and the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) associated with Sale and Lease-back Transactions entered into after our first issuance of debt securities under the indenture (but not including "Sale and Lease-back Transactions" pursuant to which debt has been retired), does not exceed a certain percentage of the consolidated net tangible assets of us and our consolidated subsidiaries, as shown on the audited consolidated balance sheet prepared in accordance with International Financial Reporting Standards expressed in South African rand. The specific percentage will be determined at the time we issue any debt and will be described in a prospectus supplement.

The term "Restricted Subsidiary" is defined in the indenture to mean any wholly-owned subsidiary of ours whose properties or business are substantially located in South Africa or the United States, and which also owns a Principal Property, unless the subsidiary is primarily engaged in the business of a finance company.

The term "Principal Property" is defined in the indenture to mean any mine or mining-related facility located in South Africa or the United States, whose net book value exceeds a certain percentage of our consolidated net tangible assets, unless our board of directors thinks that the property is not of material importance to our overall business or that the portion of a property in question is not of material importance to the rest of it. The specific percentage will be determined at the time we issue any debt and will be described in a prospectus supplement.

The term "Margin Stock" as used in the indenture is intended to mean such term as defined in Regulation U of the Board of Governors of the US Federal Reserve System.

Limitation on Sale and Lease-Back Transactions

We covenant in the debt indenture that we will not, nor will we permit any Restricted Subsidiary, to enter into any arrangement with any party providing for the leasing to us or any Restricted Subsidiary of any Principal Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by us or the Restricted Subsidiary to the party) (a "Sale and Lease-back Transaction"), unless:

- the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) of the Sale and Lease-back Transaction, together with the Attributable Debt of all other Sale and Lease-back Transactions entered into since we first issued debt securities under the indenture and the aggregate principal amount of our debt secured by liens (but excluding debt secured by authorized liens bulleted under "Limitation on Liens" above, and excluding Sale and Lease-back Transactions pursuant to which debt has been retired) would not exceed a certain percentage of our consolidated net tangible assets;

- we or the Restricted Subsidiary would be entitled to incur debt secured by a lien on the Principal Property to be leased without securing the securities issued under the indenture, as described in the bullet points under "Limitation on Liens" above;

- we apply an amount equal to the fair value of the Principal Property to the retirement of the securities, or to the retirement of long-term indebtedness of ours or a Restricted Subsidiary that is not subordinated to the debt securities issued; or

- we enter into a bona fide commitment to expend for the acquisition or improvement of a Principal Property an amount at least equal to the fair value of the Principal Property leased.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in currencies other than US dollars may entail significant risks to US holders. These risks include the possibility of significant fluctuations in the currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the related prospectus supplement.

General

We may issue warrants to purchase ordinary shares. Such warrants may be issued independently or together with any other securities and may be attached or separate from those securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

- the title of the warrants;
- the aggregate number of the warrants;
- the price or prices at which the warrants will be issued;
- the currency or currencies, including composite currencies, in which the price of the warrants may be payable;
- the designation and terms of the securities purchasable upon exercise of the warrants and the number of the securities issuable upon exercise of the warrants;
- the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of the warrants may be purchased;
- the date on which the right to exercise the warrants shall commence and the date on which the right to exercise will expire;
- whether the warrants will be issued in registered form or bearer form;
- if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;
- if applicable, the designation and terms of the securities with which the warrants are issued and the number of the warrants issued with each security;
- if applicable, the date on and after which the warrants and the related securities will be separately transferable;
- information with respect to book-entry procedures, if any;
- if applicable, a discussion of certain US federal income tax considerations; and
- any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF RIGHTS TO PURCHASE ORDINARY SHARES

We may issue subscription rights to purchase our ordinary shares. We may issue these rights independently or together with any other offered security. The rights may or may not be transferable in the hands of their holders.

The applicable prospectus supplement will describe the specific terms of any subscription rights offering, including:

- the title of the subscription rights;

- the securities for which the subscription rights are exercisable;

- the exercise price for the subscription rights;

- the number of subscription rights issued;

- the extent to which the subscription rights are transferable;

- if applicable, a discussion of the material US federal or other income tax considerations applicable to the issuance or exercise of the subscription rights;

- any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

- if applicable, the record date to determine who is entitled to the subscription rights and the ex-rights date;

- the date on which the rights to exercise the subscription rights will commence, and the date on which the rights will expire;

- the extent to which the offering includes an over-subscription privilege with respect to unsubscribed securities; and

- if applicable, the material terms of any standby underwriting arrangement we enter into in connection with the offering.

Each subscription right will entitle its holder to purchase for cash a number of our ordinary shares, ADSs or any combination thereof at an exercise price described in the prospectus supplement. Subscription rights may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription form properly completed and executed at the subscription rights agent's office or another office indicated in the prospectus supplement, we will, as soon as practicable, forward our ordinary shares or ADSs purchasable with this exercise. Rights to purchase ordinary shares in the form of ADSs will be represented by certificates issued by the ADS depositary upon receipt of the rights to purchase ordinary shares registered hereby. The prospectus supplement may offer more details on how to exercise the subscription rights.

We may determine to offer subscription rights to our members only or additionally to persons other than members as described in the applicable prospectus supplement. In the event subscription rights are offered to our members only and their rights remain unexercised, we may determine to offer the unsubscribed offered securities to persons other than members. In addition, we may enter into a standby underwriting arrangement with one or more underwriters under which the underwriter(s) will purchase any offered securities remaining unsubscribed for after the offering, as described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

The offered securities may be sold, and the underwriters may resell these offered securities, directly or through agents in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The offered securities may be sold in portions outside the United States at an offering price and on terms specified in the prospectus supplement relating to a particular issue of these offered securities. Without limiting the generality of the foregoing, any one or more of the following methods may be used when selling the offered securities:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the date of this prospectus;

- sales in which broker-dealers agree with us or a selling securityholder to sell a specified number of securities at a stipulated price per security;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- by pledge to secure debts or other obligations;

- by an underwritten public offering;

- by an underwritten offering of debt instruments convertible into or exchangeable for ordinary shares on terms to be described in the applicable prospectus supplement;

- in a combination of any of the above; or

- any other method permitted pursuant to applicable law.

In addition, the offered securities may be sold by way of exercise of rights granted pro rata to our existing shareholders.

The offered securities may also be sold short and securities covered by this prospectus may be delivered to close out such short positions, or the securities may be loaned or pledged to broker-dealers that in turn may sell them. Options, swaps, derivatives or other transactions may be entered into with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the offered securities and ordinary shares, respectively, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemental or amended to reflect such transaction).

Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us, a selling securityholder or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from the underwriters or from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be deemed to be underwriters as defined in the US Securities Act of 1933, as amended, and any discounts or commissions received by them from us or a selling securityholder and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the US Securities Act.

We or a selling securityholder may enter into agreements that will entitle the underwriters, dealers and agents to indemnification by us or a selling securityholder against and contribution toward certain liabilities, including liabilities under the US Securities Act.

Certain underwriters, dealers and agents and their associates may be customers of, engage in transactions with or perform services for a selling securityholder or us, including our subsidiaries, in the ordinary course of their business.

If so indicated in the prospectus supplement relating to a particular issue of offered securities, the underwriters, dealers or agents will be authorized to solicit offers by certain institutions to purchase the offered securities under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

We will advise any selling securityholder that while it is engaged in a distribution of the offered securities, it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes a selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. All of the foregoing might affect the marketability of the offered securities.

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to the 2005 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated in reliance on the report by PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting; and

The financial statements of Societe d'Exploitation des Mines d'Or de Sadiola S.A., incorporated in this prospectus by reference to the 2005 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated in reliance on the report by KPMG Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Section 247 of the South African Companies Act 61 of 1973 as amended provides that a company may indemnify a director, officer or auditor in respect of any liability incurred by that person in defending any proceedings against them (in their capacity as director, officer or auditor of the company), whether civil or criminal, in which judgment is given in their favor or in which they are acquitted, or in the circumstance where the proceedings are abandoned. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such a person in the action, suit or proceedings.

Section 248 of the South African Companies Act 61 of 1973 as amended allows the court to grant relief to any director, officer or auditor of a company if it appears to the court that the person concerned is or may be liable for negligence, default, breach of duty or breach of trust, but has acted honestly and reasonably, and that, in light of all the circumstances, including those connected with the appointment, that person ought fairly to be excused for the negligence, default, breach of duty or breach of trust. In this situation, the court may relieve the person, either wholly or partly, from his or her liability on such terms as the court may deem fit.

Our articles of association provide that, subject to the provisions of the South African Companies Act 61 of 1973 as amended, we will indemnify our directors, managers, secretaries, and other officers or servants against all costs, losses and expenses they may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by them in the discharge of their duties, including traveling expenses.

We have purchased director's and officer's liability insurance.

Item 9. Exhibits

Exhibits:

*1.1 Proposed form of underwriting agreement for debt securities.

*1.2 Proposed form of underwriting agreement for equity securities.

*1.3 Proposed form of distribution agreement.

**4.1 Proposed form of debt indenture between AngloGold Ashanti Limited and The Bank of New York, as trustee.

*4.2 Proposed form of senior fixed rate redeemable or non-redeemable note.

*4.3 Proposed form of ordinary shares warrant agreement.

*4.4 Proposed form of subscription agreement to exercise rights to purchase ordinary shares.

5.1 Opinion of Shearman & Sterling LLP, US counsel.

5.2 Opinion of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited.

23.1 Consent of Ernst & Young, independent registered public accounting firm.

23.2 Consent of PricewaterhouseCoopers Inc., independent registered public accounting firm.

23.3 Consent of KPMG Inc., independent registered public accounting firm.

23.4 Consent of Shearman & Sterling LLP (included in its opinion filed as Exhibit 5.1).

23.5 Consent of Taback & Associates (Pty) Limited (included in its opinion filed as Exhibit 5.2).

24 Powers of Attorney of the registrants (included on the signature pages).

**25.1 Statement of eligibility of The Bank of New York, as trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the AngloGold Ashanti Limited debt indenture.

* *To be furnished on a Form 6-K depending on the nature of the offering, if any, pursuant to this registration statement.*

** *Incorporated by reference from Registration Statement No. 333-101891.*

Item 10. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) to include any prospectus required by Section 10(a)(3) of the US Securities Act of 1933;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, *provided,* that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

    (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

    (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

   (i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

   (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

   (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

   (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, AngloGold Ashanti Limited, a corporation organized and existing under the laws of the Republic of South Africa, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Form F-3 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, South Africa on the 23rd day of March, 2006.

AngloGold Ashanti Limited

By: /s/ Srinivasan Venkatakrishnan

Name: Srinivasan Venkatakrishnan
Title: Executive Director, Finance

POWER OF ATTORNEY

Each of the undersigned do hereby constitute and appoint Srinivasan Venkatakrishnan and Christopher R. Bull and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form F-3 registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	
/s/ Robert M. Godsell	Executive director and	March 22, 2006
Robert M. Godsell	Chief Executive Officer	
/s/ Srinivasan Venkatakrishnan	Executive director, finance	March 22, 2006
Srinivasan Venkatakrishnan	(Principal Financial Officer) (Principal Accounting Officer)	
/s/ Neville F. Nicolau	Executive director and	March 22, 2006
Neville F. Nicolau	Chief Operating Officer, Africa	
/s/ Roberto Carvalho Silva	Executive director and	March 22, 2006
Roberto Carvalho Silva	Chief Operating Officer, International	
/s/ Kelvin H. Williams	Executive director, marketing	March 22, 2006
Kelvin H. Williams		

/s/ Frank B. Arisman	Non-executive director	March 22, 2006
Frank B. Arisman		
/s/ Reginald E. Bannerman	Non-executive director	March 22, 2006
Reginald E. Bannerman		
/s/ Elisabeth le R. Bradley	Non-executive director	March 22, 2006
Elisabeth le R. Bradley		
/s/ Colin B. Brayshaw	Non-executive director	March 22, 2006
Colin B. Brayshaw		
/s/ Russell P. Edey	Non-executive director and chairman	March 22, 2006
Russell P. Edey		
/s/ Samuel E. Jonah	Non-executive director and president	March 22, 2006
Samuel E. Jonah		
/s/ Thokoana J. Motlatsi	Non-executive director and deputy chairman	March 22, 2006
Thokoana J. Motlatsi		
/s/ Rene Medori	Non-executive director	March 22, 2006
Rene Medori		
/s/ William A. Nairn	Non-executive director	March 22, 2006
William A. Nairn		
/s/ Simon R. Thompson	Non-executive director	March 22, 2006
Simon R. Thompson		
/s/ Anthony J. Trahar	Non-executive director	March 22, 2006
Anthony J. Trahar		
/s/ Polelo L. Zim	Non-executive director	March 22, 2006
Polelo L. Zim		
/s/ Peter V. O'Connor	Authorized Representative in the United States	March 22, 2006
Peter V. O'Connor		

EXHIBITS

Exhibit Number	Description
*1.1	Proposed form of underwriting agreement for debt securities.
*1.2	Proposed form of underwriting agreement for equity securities.
*1.3	Proposed form of distribution agreement.
**4.1	Proposed form of debt indenture between AngloGold Ashanti Limited and The Bank of New York, as trustee.
*4.2	Proposed form of senior fixed rate redeemable or non-redeemable note.
*4.3	Proposed form of ordinary shares warrant agreement.
*4.4	Proposed form of subscription agreement to exercise rights to purchase ordinary shares.
5.1	Opinion of Shearman & Sterling LLP, US counsel.
5.2	Opinion of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited.
23.1	Consent of Ernst & Young, independent registered public accounting firm.
23.2	Consent of PricewaterhouseCoopers Inc., independent registered public accounting firm.
23.3	Consent of KPMG Inc., independent registered public accounting firm.
23.4	Consent of Shearman & Sterling LLP (included in its opinion filed as Exhibit 5.1).
23.5	Consent of Taback & Associates (Pty) Limited (included in its opinion filed as Exhibit 5.2).
24	Powers of Attorney of the registrants (included on the signature pages).
**25.1	Statement of eligibility of The Bank of New York, as trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the AngloGold Ashanti Limited debt indenture.

* *To be furnished on a Form 6-K depending on the nature of the offering, if any, pursuant to this registration statement.*

** *Incorporated by reference from Registration Statement No. 333-101891.*

PRINTED BY INCE (PTY) LTD